

April 26, 2017

<u>Via E-mail</u>
Lawrence E. Kurzius
Chairman and Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2016**
> **Filed January 25, 2017**
> **File No. 1-14920**

Dear Mr. Kurzius:

We refer you to our comment letter dated March 23, 2017, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
         Assistant Director
         Division of Corporation Finance